UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Oi S.A.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

670851 302**

(CUSIP Number)

Alexandre Jereissati Legey, Investor Relations Director

LF Tel S.A.,

Rua Angelina Maffei Vita, nº 200, 09th floor, CEP 01455-070

São Paulo, SP, Brazil.

Tel: +55 11 3137-6977

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	The CUSIP number is for the American Depositary Shares relating to the Common Shares. No CUSIP number exists for the underlying Common Shares, since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670851 302

1.	Name of reporting person Jereissati Telecom S.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Federative Republic of Brazil
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 29,054,978
	9.	Sole dispositive power 0
	10.	Shared dispositive power 29,054,978
11.	Aggregate amount beneficially owned by each reporting person 29,054,978
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.6%
14.	Type of reporting person (see instructions) CO; HC

CUSIP No. 670851 302

1.	Name of reporting person Sayed RJ Participações S.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Federative Republic of Brazil
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 29,054,978
	9.	Sole dispositive power 0
	10.	Shared dispositive power 29,054,978
11.	Aggregate amount beneficially owned by each reporting person 29,054,978
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.6%
14.	Type of reporting person (see instructions) CO; HC

CUSIP No. 670851 302

1.	Name of reporting person EDSP75 Participações S.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Federative Republic of Brazil
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 29,054,978
	9.	Sole dispositive power 0
	10.	Shared dispositive power 29,054,978
11.	Aggregate amount beneficially owned by each reporting person 29,054,978
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.6%
14.	Type of reporting person (see instructions) CO; HC

CUSIP No. 670851 302

1.	Name of reporting person LF Tel S.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Federative Republic of Brazil
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 29,054,978
	9.	Sole dispositive power 0
	10.	Shared dispositive power 29,054,978
11.	Aggregate amount beneficially owned by each reporting person 29,054,978
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.6%
14.	Type of reporting person (see instructions) CO; HC

Preliminary Statement

This Amendment No. 5 to Schedule 13D (this “Amendment”) filed by Jereissati Telecom S.A. (“Jereissati Telecom”), Sayed RJ Participações S.A. (“Sayed”), EDSP75 Participações S.A. (“EDSP75”) and LF Tel S.A. (“LF Tel”) (collectively, the “Reporting Persons”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 29, 2012 (the “Initial 13D”) by Jereissati Telecom, EDSP75 and LF Tel, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Securities and Exchange Commission on May 2, 2012 by Jereissati Telecom, EDSP75 and LF Tel, as amended by Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed with the Securities and Exchange Commission on October 8, 2013 by Jereissati Telecom, EDSP75 and LF Tel, as amended by Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed with the Securities and Exchange Commission on February 27, 2014 by Jereissati Telecom, EDSP75 and LF Tel, as amended by Amendment No. 4 to Schedule 13D (“Amendment No. 4”, the Initial 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and as further amended by this Amendment, this “Statement”) filed with the Securities and Exchange Commission on September 17, 2014 by Jereissati Telecom, Sayed, EDSP75 and LF Tel, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Initial 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4.

On November 18, 2014, Oi’s shareholders acting in an extraordinary general shareholders meeting authorized the reverse split of all of Oi’s issued Common Shares into one Common Share for each 10 issued Common Shares. This reverse share split became effective on December 22, 2014. As a result, the number of issued Common Shares was reduced to 286,155,320 and the number of outstanding Common Shares was reduced to 277,730,250.

On March 24, 2015, Oi entered into an Assignment of Rights and Obligations of Private Instrument and Other Agreements with PT International Finance B.V. (“PTIF”), PT Portugal, SGPS, S.A. (“PT Portugal”), Portugal Telecom, SGPS, S.A. (“PT SGPS”) and TmarPart under which PT Portugal assigned its rights under the Exchange Agreement, dated September 8, 2014, among PTIF, PT Portugal, PT SGPS, Oi and TmarPart (the “Exchange Agreement”) and the Call Option Agreement, dated September 8, 2014, among PTIF, PT Portugal, PT SGPS, Oi and TmarPart (the “Option Agreement”) to PTIF. On March 27, 2015, PT Portugal assigned all of its rights and obligations under the commercial paper issued by Rio Forte Investments S.A. (“Rio Forte”) that PT Portugal owned to PTIF.

On March 30, 2015, the transactions contemplated by the Exchange Agreement were completed through the transfer of commercial paper in the aggregate amount of €897 million issued by Rio Forte to PT SGPS in exchange for 47,434,872 Common Shares and 94,869,744 Oi preferred shares, representing 16.9% of Oi’s outstanding share capital, including 17.1% of Oi’s outstanding voting capital (calculated prior to giving effect to this exchange). Under Brazilian law, the Common Shares acquired by PTIF, an indirect wholly-owned subsidiary of Oi, are deemed to be held in treasury by Oi. As a result, the number of outstanding Common Shares was reduced to 230,295,379.

On March 31, 2015, the shareholders of TmarPart acting at a meeting of the shareholders of TmarPart (1) unanimously approved the adoption of an alternative share structure, after analyzing options and taking into consideration the current obstacles to a registration of TmarPart shares with the U.S. Securities and Exchange Commission (the “SEC”) that would be necessary to allow the previously announced incorporação de ações (the “Merger of Shares”) of Oi and TmarPart, and (2) authorized the managements of TmarPart and Oi to begin taking the applicable steps to implement the alternative share structure.

The alternative share structure includes a voluntary exchange of Oi’s preferred shares for Common Shares at the option of the preferred shareholder at an exchange rate of 0.9211 Common Shares for each Oi preferred share. The voluntary share exchange proposal requires that the holders of at least two-thirds of Oi’s preferred shares (excluding treasury shares) agree to exchange their preferred shares for Common Shares within a period of 30 days commencing after the General Shareholders’ Meeting of Oi at which the opening of the period for the exchange is deliberated (the “Voluntary Share Exchange”).

Prior to the beginning of the period for the Voluntary Share Exchange, the shareholders of TmarPart intend to cause:

•	Certain mergers of TmarPart and some of its affiliates that directly or indirectly own shares of Oi;

•	Adoption of new bylaws of Oi that will be intended to increase the corporate governance standards applicable to Oi as well as to limit the voting rights of holders of a large concentration of Common Shares; and

•	The election of members of the board of directors of Oi for terms expiring at the General Shareholders’ Meeting that approves Oi’s financial statements for the year ending on December 31, 2017 (the “New Board”).

Finally, on March 31, 2015, the parties to the Voting Agreement entered into an amendment to this agreement as described in Item 4.

The Reporting Persons are filing this Amendment to revise information previously reported in light of the change in the number of outstanding Common Shares as described above, the adoption of an alternative share structure for Oi by the shareholders of TmarPart and the amendment to the Temporary Voting Agreement.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following paragraphs at the end thereof:

On March 31, 2015, the shareholders of TmarPart acting at a meeting of the shareholders of TmarPart (1) unanimously approved the adoption of an alternative share structure, after analyzing options and taking into consideration the current obstacles to a registration of TmarPart shares with the SEC that would be necessary to allow the previously announced Merger of Shares of Oi and TmarPart, and (2) authorized the managements of TmarPart and Oi to begin taking the applicable steps to implement the alternative share structure.

The alternative share structure includes a voluntary exchange of Oi’s preferred shares for Common Shares at the option of the preferred shareholder at an exchange rate of 0.9211 Common Shares for each Oi preferred share. The voluntary exchange proposal requires that at least two-thirds of Oi’s preferred shares (excluding treasury shares) agree to exchange their preferred shares for Common Shares within a period of 30 days commencing after the General Shareholders’ Meeting of Oi at which the opening of the period for the exchange is deliberated.

Prior to the beginning of the period for the Voluntary Share Exchange, the shareholders of TmarPart intend to cause:

•	AG Telecom Participações S.A. to merge with and into Pasa Participações S.A. (“PASA”);

•	LF Tel S.A. to merge with and into EDSP75 Participações S.A. (“EDSP75”);

•	PASA and EDSP75 to merge with and into Bratel;

•	Valverde to merge with and into TmarPart;

•	Venus RJ Participações S.A., Sayed RJ Participações S.A. and PTB2 S.A. to merge with and into Bratel;

•	Bratel to merge with and into TmarPart; and

•	TmarPart to merge with and into Oi (collectively, the “Corporate Ownership Simplification”).

As a result of the Corporate Ownership Simplification, (1) TmarPart, LF Tel, EDSP75 and Sayed will cease to exist, (2) Jereissati Telecom will no longer hold any indirect ownership of Common Shares, but will acquire direct ownership of Common Shares representing 0.8% of the outstanding Common Shares, and (3) the Global Shareholders’ Agreement and the Control Group Shareholders’ will terminate.

In addition, the shareholders of TmarPart intend to cause (1) the adoption of new bylaws of Oi, and (2) the election of the New Board. The Corporate Ownership Simplification, the adoption of new bylaws of Oi and the election of the New Board are expected to occur on the same date and are expected to be deliberated at shareholders’ meetings of the relevant entities during the third quarter of 2015, subject to ANATEL’s prior consent to the implementation of the Corporate Ownership Simplification.

The proposed new bylaws will include, among other things, the following provisions:

•	in the event of a sale of a controlling interest of Oi, the third party offeror will have to offer to purchase the minority interest at the same price and on the same conditions as offered to the shareholder selling its controlling interest in Oi;

•	the maintenance of the existing limited voting rights of our preferred shares;

•	a provision permitting our board of directors to periodically permit holders of our preferred shares to exchange those shares for our common shares in accordance with the terms and conditions established bu our board of directors;

•	a limitation on the voting rights of any single shareholder to 15% of the total votes on any resolution of our shareholders meeting;

•	a requirement that at least 20% of the members of our board of directors be independent;

•	the establishment of a concurrent term of two years for the members of our board of directors, with the exception of the board of directors elected at the meeting at which these bylaws are adopted, which shall have a term of three years;

•	a prohibition against the same person holding the positions of chairman of the board of directors and chief executive officer (except during the first three years after the adoption of these bylaws);

•	an obligation of the board of directors to provide a recommendation with respect to any public offer to purchase Oi shares;

•	an obligation of our company to make an offer to purchase our common shares at a price at least equal to the economic value of these shares in the case of termination of the registration of our company with the CVM or the exit of our company from Level 1 Corporate Governance of the BM&FBOVESPA, except in the event that we enter the Level 2 Corporate Governance or the Novo Mercado segment of the BM&FBOVESPA; and

•	the requirement that disputes or controversies between our company and any of our shareholders are resolved through arbitration in front of the Market Arbitration Chamber (Câmara de Arbitragem do Mercado).

Under the proposed bylaws, the limitation on voting rights described above will cease to be in effect upon the occurrence of any of the following events:

•	a capital increase or corporate reorganization of our company that results in a dilution of the current shareholder base of more than 50%;

•	as a result of an offer to purchase all outstanding common shares of our company, either (1) the offeror acquires at least 20% of our outstanding common shares, or (2) such offeror or a group of shareholders representing the same or related interest of the offeror by voting agreement comes to hold, either individually or together, an interest in excess of 50% of our voting capital; or

•	at any time, no shareholder or group of shareholders representing the same or related interest by voting agreement, holds, individually or together, an interest in excess of 15% of our voting capital.

In connection with the adoption of the alternative share structure, on March 31, 2015, Jereissati Telecom entered into the Second Amendment to the Temporary Voting Agreement with TmarPart, PT SGPS, Caravelas, Bratel, AGSA and, as intervening party, Oi. The Second Amendment to the Temporary Voting Agreement replaced the commitment of the parties to perform actions in support of the Merger of Shares and the merger of Bratel into Oi with a commitment of the parties to perform actions in support of the Corporate Ownership Simplification, the adoption of new bylaws of Oi, the election of the New Board and the Voluntary Share Exchange. The Second Amendment to the Temporary Voting Agreement extended the term of the Temporary Voting Agreement until the earlier of (1) the implementation of the Corporate Ownership Simplification, the adoption of new bylaws of Oi and the election of the New Board, and (2) October 31, 2015.

Under the Second Amendment to the Temporary Voting Agreement, the parties thereto also agreed to:

•	exercise their voting rights in order to maintain the ordinary course of Oi’s business during the term of the Temporary Voting Agreement;

•	keep the members of the Oi board of directors in their current positions until the implementation of the Corporate Ownership Simplification, the adoption of new bylaws of Oi and the election of the New Board;

•	in case of vacancy or resignation of any member of the Oi board of directors during the term of the Temporary Voting Agreement, to permit TmarPart to nominate the replacement member according to the rules provided in the General Shareholders’ Agreement;

•	to vote in favor of the members of the New Board at the shareholders’ meeting of Oi, at which the election of the members of the New Board occurs;

•	to vote against the adoption of the cumulative voting procedure provided for under Brazilian law in the election of members of the New Board and, if the cumulative voting procedure is adopted at such meeting, to exercise their voting rights in order to maximize the number of members in the board of directors of Oi that the parties to the Temporary Voting Agreement may collectively nominate; and

•	to convert all their Oi preferred shares into Common Shares in the Voluntary Share Exchange, provided that holders of at least two-thirds of the Oi preferred shares agreed to participate in the Voluntary Share Exchange.

Other than as described in this statement, none of the Reporting Persons nor, to the Reporting Persons best knowledge, any of the persons listed in Exhibit 99.2 hereto, has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons, however, retain their rights to acquire additional Common Shares, to sell some or all of the Common Shares or to modify their plans with respect to any matters of the type described in sections (a)-(j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

As of March 31, 2015, the total number of issued and outstanding Common Shares is 230,295,379, excluding 55,859,940 Common Shares held in treasury, and TmarPart beneficially owns, and has the sole power to vote and dispose of, 29,054,978 Common Shares, representing 12.6% of the issued and outstanding Common Shares.

(a) & (b)	LF Tel:

As of March 31, 2015, LF Tel owns 2,826,846,254 common shares of TmarPart, representing 37.19% of the issued and outstanding common shares of TmarPart. However, pursuant to the shareholders’ agreements described in Item 6 of this Statement, LF Tel may be deemed to beneficially own all of the Common Shares beneficially owned by TmarPart. LF Tel disclaims beneficial ownership of such Common Shares, other than with respect to its proportionate interest in these shares.

Other than as set forth in the table below, as of March 31, 2015, none of the directors and executive officers of LF Tel beneficially owns any Common Shares. LF Tel disclaims beneficial ownership of such securities of the Issuer beneficially owned by such directors and executive officers.

LF Tel directors and executive officers:	Number of Common Shares held
Alexandre Jereissati Legey, Vice President and Investor Relations Officer	174

EDSP75:

As of March 31, 2015, EDSP75 owns all of the common shares of LF Tel. As discussed above, LF Tel may be deemed to beneficially own all of the Common Shares beneficially owned by TmarPart. EDSP75 disclaims beneficial ownership of such Common Shares, other than with respect to its proportionate interest in these shares.

EDSP75 does not have a board of directors or other similar body. Other than as set forth in the table below, as of March 31, 2015, none of the executive officers of EDSP75 beneficially owns any Common Shares. EDSP75 disclaims beneficial ownership of such securities of the Issuer beneficially owned by such executive officers.

EDSP75 executive officers:	Number of Common Shares held
Alexandre Jereissati Legey, Chief Executive Officer	174

Sayed

As of March 31, 2015, Sayed does not directly own any Common Shares and owns 50.2% of the outstanding common shares of EDSP75, which owns all of the common shares of LF Tel. As discussed above, LF Tel may be deemed to beneficially own all of the Common Shares beneficially owned by TmarPart. Sayed disclaims beneficial ownership of such Common Shares, other than with respect to its proportionate interest in these shares.

Sayed does not have a board of directors or other similar body. Other than as set forth in the table below, as of March 31, 2015, none of the executive officers of Sayed beneficially owns any Common Shares. Sayed disclaims beneficial ownership of such securities of the Issuer beneficially owned by such executive officers.

Sayed executive officers:	Number of Common Shares held
Alexandre Jereissati Legey, Vice President	174

Jereissati Telecom:

As of March 31, 2015, Jereissati Telecom does not directly own any Common Shares, owns 50.0% plus one share of the outstanding common shares of Sayed, which owns 50.2% of the outstanding common shares of EDSP75, which owns all of the common shares of LF Tel. As discussed above, LF Tel may be deemed to beneficially own all of the Common Shares beneficially owned by TmarPart. Jereissati Telecom disclaims beneficial ownership of such Common Shares, other than with respect to its proportionate interest in these shares.

Other than as set forth in the table below, as of March 31, 2015, none of the directors and executive officers of Jereissati Telecom beneficially owns any Common Shares. Jereissati Telecom disclaims beneficial ownership of such securities of the Issuer beneficially owned by such directors and executive officers.

Jereissati Telecom directors and executive officers:	Number of Common Shares held
Alexandre Jereissati Legey, Managing Officer and Investor Relations Officer	174

In addition, pursuant to the shareholders’ agreements described in Item 6 of this Statement, the Reporting Persons may be deemed to be members of a group, with AG Telecom, AGSA, PASA, Venus, PT SGPS and Bratel (collectively, the “Potential Group Members”), which shares the power to vote and the power to dispose of the Common Shares beneficially owned by TmarPart. Each of the Reporting Persons disclaims membership in any such group. Pursuant to the EDSP75 Shareholders’ Agreement described in Item 6 of this Statement, Jereissati Telecom may be deemed to be a member of a group, with Bratel, which shares the power to vote and the power to dispose of the Common Shares beneficially owned by LF Tel. Jereissati Telecom disclaims membership in any such group.

The following information with respect to the Potential Group Members is based solely on information provided by TmarPart.

AGSA is the successor by merger to AGT. AGSA is a holding corporation (sociedade anônima) organized under the laws of Brazil principally engaged in managing the businesses of the Andrade Gutierrez Group. The Andrade Gutierrez Group is focused on three core businesses: (1) engineering and construction work in Brazil and abroad; (2) public concessions in Brazil; and (3) telecommunications in Brazil. The principal office of AGT is located at Av. do Contorno nº 8.123, Cidade Jardim, Belo Horizonte, MG, CEP 30110-937, Brazil.

PASA is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Andrade Gutierrez Group. The principal office of PASA is located at Av. do Contorno nº 8.123, Cidade Jardim, em Belo Horizonte, MG, CEP 30110-937, Brazil.

Venus is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Andrade Gutierrez Group. The principal office of Venus is located at Praia de Botafogo, 186, 16th floor, , CEP 22250-145, in the city of Rio de Janeiro, state of Rio de Janeiro, Brazil.

AG Telecom is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Andrade Gutierrez Group. The principal office of AG Telecom is located at Praia de Botafogo nº 186, room 1401 (parte), Botafogo, CEP 22250-145, Rio de Janeiro, RJ, Brazil.

PT SGPS is a limited liability holding company organized under the laws of the Portuguese Republic principally engaged, through its subsidiaries, in providing telecommunications services. The principal executive offices of Portugal Telecom are located at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisboa, Portugal.

Bratel is a corporation organized under the laws of the Federative Republic of Brazil principally engaged, through its subsidiaries, in managing the investments of Portugal Telecom, directly and indirectly, in the Issuer. The principal executive offices of Bratel are located at Rua Cubatao, 320, 4th floor, São Paulo, Brazil.

To the knowledge of the Reporting Persons, based solely on information provided by TmarPart, during the last five years, none of the Potential Group Members has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	The information set forth in Item 2 is hereby incorporated herein by reference.

Except as set forth in this Statement, none of the Reporting Persons nor, to the Reporting Persons best knowledge, any of the persons listed in Exhibit 99.2 hereto, has engaged in any transaction during the past 60 days in any Common Shares.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by adding the following paragraph at the end thereof:

Amendment to the Temporary Voting Agreement

On March 31, 2015, TmarPart, PT SGPS, Caravelas, Bratel Brasil, AGSA, Jereissati Telecom and, as intervening party, Oi entered into the Second Amendment to the Temporary Voting Agreement described in Item 4 of this Amendment, which description is incorporated by reference in this Item 6. The description of the Second Amendment to the Temporary Voting Agreement is a summary only and is qualified in its entirety by the terms of the Second Amendment to the Temporary Voting Agreement, which is filed as Exhibit 99.25 to this Amendment and is incorporated herein by reference.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated September 8, 2014 (incorporated by reference to Exhibit 99.1 of Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on September 17, 2014 by Jereissati Telecom S.A., Sayed RJ Participações S.A., EDSP75 Participações S.A. and LF Tel S.A.).

Exhibit 99.2	Directors and Executive Officers of the Reporting Persons.

Exhibit 99.3	Shareholders’ Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009 (SEC File No. 001-14487)).

Exhibit 99.4	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.02 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

Exhibit 99.5	Second Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.03 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.6	Third Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of September 8, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 99.6 of Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on September 17, 2014 by Jereissati Telecom S.A., Sayed RJ Participações S.A., EDSP75 Participações S.A. and LF Tel S.A.).

Exhibit 99.7	Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.04 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.8	Amendment to the Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of September 8, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 99.8 of Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on September 17, 2014 by Jereissati Telecom S.A., Sayed RJ Participações S.A., EDSP75 Participações S.A. and LF Tel S.A.).

Exhibit 99.9	Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Asseca Participações S.A., BNDES Participações S.A.—BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Petrobras de Seguridade Social—PETROS, Fundação dos Economiários Federais—FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K/A of Tele Norte Leste Participações S.A. filed on November 27, 2009 (SEC File No. 001-14487).

Exhibit 99.10	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.04 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

Exhibit 99.11	Second Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.07 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.12	Third Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of September 8, 2014, among AG Telecom Participações S.A., Andrade Gutierrez S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, Jereissati Telecom S.A., LF Tel

S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 99.12 of Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on September 17, 2014 by Jereissati Telecom S.A., Sayed RJ Participações S.A., EDSP75 Participações S.A. and LF Tel S.A.).

Exhibit 99.13	Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.08 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.14	Amendment to the Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of September 8, 2014, among AG Telecom Participações S.A., Andrade Gutierrez S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, Jereissati Telecom S.A., LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 99.14 of Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on September 17, 2014 by Jereissati Telecom S.A., Sayed RJ Participações S.A., EDSP75 Participações S.A. and LF Tel S.A.).

Exhibit 99.15	Shareholders Agreement of PASA Participações S.A., dated as of January 25, 2011, between Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, PASA Participações S.A., AG Telecom Participações S.A., Luxemburgo Participações S.A., La Fonte Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 4.10 of the Form 20-F of Portugal Telecom, SGPS, S.A. filed on May 6, 2011 (SEC File No. 001-13758)).

Exhibit 99.16	Amendment to the Shareholders Agreement of PASA Participações S.A., dated as of February 19, 2014, between Andrade Gutierrez S.A. and Bratel Brasil S.A. and, as intervening parties, PASA Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English translation) (incorporated by reference to Exhibit 3.10 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.17	Second Amendment to the Shareholders Agreement of PASA Participações S.A., dated as of September 8, 2014, between Andrade Gutierrez S.A. and Bratel Brasil S.A. and, as intervening parties, PASA Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English translation) (incorporated by reference to Exhibit 99.17 of Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on September 17, 2014 by Jereissati Telecom S.A., Sayed RJ Participações S.A., EDSP75 Participações S.A. and LF Tel S.A.).

Exhibit 99.18	Termination of the Shareholders Agreement of PASA Participações S.A., dated as of February 19, 2014, between Andrade Gutierrez S.A. and Bratel Brasil S.A. and, as intervening parties, PASA Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 3.11 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.19	Shareholders Agreement of EDSP75 Participações S.A., dated as of January 25, 2011, between Jereissati Telecom (formerly known as La Fonte Telecom S.A.), Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., PASA Participações S.A., Andrade

Gutierrez Telecomunicações Ltda., AG Telecom Participações S.A., Luxemburgo Participações S.A., and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 4.11 of the Form 20-F of Portugal Telecom, SGPS, S.A. filed on May 6, 2011 (SEC File No. 001-13758)).

Exhibit 99.20	Amendment to the Shareholders Agreement of EDSP75 Participações S.A., dated as of February 19, 2014, between Jereissati Telecom S.A. and Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., PASA Participações S.A., AG Telecom Participações S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English translation) (incorporated by reference to Exhibit 3.13 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.21	Second Amendment to Shareholders Agreement of EDSP75 Participações S.A., dated as of September 8, 2014, between Jereissati Telecom S.A. and Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., PASA Participações S.A., AG Telecom Participações S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English translation) (incorporated by reference to Exhibit 99.21 of Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on September 17, 2014 by Jereissati Telecom S.A., Sayed RJ Participações S.A., EDSP75 Participações S.A. and LF Tel S.A.).

Exhibit 99.22	Termination of the Shareholders Agreement of EDSP75 Participações S.A., dated as of February 19, 2014, between Jereissati Telecom S.A. and Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., PASA Participações S.A., AG Telecom Participações S.A. and Portugal Telecom, SGPS, S.A., (English translation) (incorporated by reference to Exhibit 3.14 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.23	Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A., dated as of February 19, 2014, among Portugal Telecom, SGPS S.A., Caravelas Fundo de Investimento Em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English translation) (incorporated by reference to Exhibit 3.15 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.24	Amendment to the Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A., dated as of September 8, 2014, among Portugal Telecom, SGPS S.A., Caravelas Fundo de Investimento Em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English translation) (incorporated by reference to Exhibit 99.25 of Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on September 17, 2014 by Jereissati Telecom S.A., Sayed RJ Participações S.A., EDSP75 Participações S.A. and LF Tel S.A.).

Exhibit 99.25	Second Amendment, dated as of March 31, 2015, to the Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A. among Portugal Telecom, SGPS S.A., Caravelas Fundo de Investimento Em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English translation).

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2015

Jereissati Telecom S.A.

By:	/s/ Fernando Magalhães Portella
Name: Fernando Magalhães Portella
Title: Chief Executive Officer

By:	/s/ Alexandre Jereissati Legey
Name: Alexandre Jereissati Legey
Title: Officer

Sayed RJ Participações S.A.

By:	/s/ Fernando Magalhães Portella
Name: Fernando Magalhães Portella
Title: Chief Executive Officer

By:	/s/ Alexandre Jereissati Legey
Name: Alexandre Jereissati Legey
Title: Director

EDSP75 Participações S.A.

By:	/s/ Aparecido Carlos C. Galdino
Name: Aparecido Carlos C. Galdino
Title: Attorney

By:	/s/ Alexandre Jereissati Legey
Name: Alexandre Jereissati Legey
Title: Director

LF TEL S.A.

By:	/s/ Fernando Magalhães Portella
Name: Fernando Magalhães Portella
Title: Chief Executive Officer

By:	/s/ Alexandre Jereissati Legey
Name: Alexandre Jereissati Legey
Title: Officer